Form N-8F

I.

General Identifying Information

1.

Reason fund is applying to deregister (check only one;  for descriptions, see Instruction 1 above):

[X]

Merger

New River Funds entered into a series of transactions involving its series, New River Small Cap Fund and New River Core Equity Fund.  On November 6, 2008, New River Small Cap Fund merged with and into SouthernSun Small Cap Fund, a series of the Northern Lights Fund Trust (the “Reorganization”).  On August 28, 2008, the other series of the New River Funds, New River Core Equity Fund was liquidated and the proceeds of such liquidation was distributed to the shareholders of that fund on that date in accordance with the terms of Plan of Liquidation adopted by the New River Funds (the “Liquidation”).

[   ]

Liquidation

[   ]

Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]

Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.

Name of fund:

New River Funds

3.

Securities and Exchange Commission File No.:

811-21384

4.

Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

[X]

Initial Application

[   ]

Amendment

5.

Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1881 Grove Avenue

Radford, Virginia 24141

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Bibb L. Strench, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC  20004

Phone:  (202) 383-0509

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, NY 11788

Phone:  (631) 470-2600

SouthernSun Asset Management, Inc.

6000 Poplar Avenue, Suite 220

Memphis, TN  38119

Phone:  (901) 333-6980

Third Security, LLC

1881 Grove Avenue

Radford, Virginia 24141

Phone:  (540) 633-7900

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.

Classification of fund (check only one):

[X]

Management company;

[  ]

Unit investment trust; or

[  ]

Face-amount certificate company.

9.

Subclassification if the fund is a management company (check only one):

[X]

Open-end

[   ]

Closed-end

10.

State law which the fund was organized or formed (e.g., Delaware, Massachusetts):  Delaware Statutory Trust Act

11.

Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund’s contracts with those advisers have been terminated:

New River Small Cap Fund:

Adviser:

New River Advisers, LLC

1881 Grove Avenue

Radford, Virginia 24141

Sub-Adviser:

SouthernSun Asset Management, Inc. (formerly known as Michael W. Cook Asset Management, Inc., d.b.a. Cook Mayer Taylor)

6000 Poplar Avenue, Suite 220

Memphis, Tennessee  38119

New River Core Equity Fund:

Adviser:

New River Advisers, LLC

1881 Grove Avenue

Radford, Virginia 24141

Sub-Adviser:

Howe and Rusling, Inc.

120 East Avenue

Rochester, NY 14604

New River Core Fixed Income Fund (series terminated on 8/6/2004):

Adviser:

New River Advisers, LLC

1881 Grove Avenue

Radford, Virginia 24141

Sub-Adviser:

Howe and Rusling, Inc.

120 East Avenue

Rochester, NY 14604

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Northern Lights Distributors, LLC (formerly known as Aquarius Fund Distributors, LLC)

4020 South 147th Street

Omaha, NE 68137

13.

If the fund is a unit investment trust (“UIT”) provide:  N/A

(a)

Depositor’s name(s) and address(es):

(b)

Trustee’s name(s) and address(es):

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ] Yes          [X] No

If Yes, for each UIT state:

Name(s):

Business Address:

15.

(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[  ] No

If Yes, state the date on which the board vote took place:

July 18, 2008

If No, explain:

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes

[   ] No

If Yes, state the date on which the shareholder vote took place:

On November 5, 2008, shareholders of the New River Small Cap Fund approved the Reorganization. Shareholder approval of the Liquidation was not obtained as such approval was not required by the Delaware Statutory Trust Act or under the terms of the New River Funds’ Trust Instrument.

If No, explain:

I.

Distributions to Shareholders

16.

Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes

[   ]No

(a)

If Yes, list the date(s) on which the fund made those distributions):

On November 6, 2008, in connection with the Reorganization, shareholders of New River Small Cap Fund received shares of the SouthernSun Small Cap Fund.  On August 28, 2008, in connection with the Liquidation, New River Core Equity Fund paid liquidating distributions to the shareholders of such fund on that date.

(b)

Were the distributions made on the basis of net assets?

[X] Yes

[  ] No

(c)

Were the distributions made pro rata based on share ownership?

[X] Yes

[  ] No

(d)

If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain  how it was calculated:

(e)

Liquidations only:

Were any distributions to shareholders made in kind?

[  ] Yes

[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.

Closed-end funds only:

Has the fund issued senior securities?

[  ] Yes

[  ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.

Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes

[  ] No

If No,

(a)

How many shareholders does the fund have as of the date of this form is filed?

(b)

Describe the relationship of each remaining shareholders to the fund:

18.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes

[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

I.

Assets and Liabilities

18.

Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[  ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)

Why has the fund retained the remaining assets?

(c)

Will the remaining assets be invested in securities?

[  ] Yes

[  ] No

18.

Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes

[X] No

If Yes,

(a)

Describe the type and amount of each debt or other liability:

(b)

How does the fund intend to pay these outstanding debts or other liabilities?

I.

Information About Event(s) Leading to Request for Deregistration

22.

(a)

List the expenses incurred in connection with the Merger or Liquidation:

(i)   Legal expenses:

$198,693

(ii)  Accounting expenses:

-0-

(iii) Other expenses (list and identify separately):

Proxy mailing and solicitation costs

24,795

D&O insurance – 5 year tail coverage

53,017

Other

6,833

(iv) Total expenses (sum of lines (i)-(iii) above):

 $283,338

(a)

How were those expenses allocated?

All expenses pertaining to the Reorganization of New River Small Cap Fund were shared equally between Third Security, LLC and SouthernSun Asset Management, Inc.  All expenses pertaining to the Liquidation of New River Core Equity Fund were paid by Third Security, LLC.

(b)

Who paid those expenses?

Third Security, LLC and SouthernSun Asset Management, Inc.

(c)

How did the fund pay for unamortized expenses (if any)?

N/A

23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes

[X]No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

I.

Conclusion of Fund Business

24.

Is the fund a party to any litigation or administrative processing?

[  ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes

[X] No

If Yes, describe the nature and extent of those activities:

I.

Mergers Only

26.

(a)

State the name of the fund surviving the Merger:

Southern Sun Small Cap Fund, a series of Northern Lights Fund Trust

(b)

State the Investment Company Act file number of the fund surviving the Merger:

811-21720

(a)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 811-21720, Form N-14, August 26, 2008 (definitive materials filed on October 8, 2008)

(b)

If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of New River Funds Trust, (ii) he is an officer of New River Funds Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Doit L. Koppler II

Doit L. Koppler II

                                    Chief Executive Officer, Principal Executive

                                Officer, Chief Financial Officer, Principal

                                    Financial Officer and Treasurer of the Trust